Filed by Chardan North China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan North China Acquisition Corporation
Commission File No.: 000-51431

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Richard Propper, MD		The Equity Group Inc.
Chairman		Adam Prior
Chardan North China Acquisition Corp.		(212) 836-9606
(619) 795-4627		aprior@equityny.com
Devin Sullivan
(212) 836-9608
dsullivan@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN NORTH CHINA ACQUISITION CORP. COMMENTS ON TRADING ACTIVITY

San Diego, CA and Beijing, China - September 19, 2006 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) ("Chardan North" or “the Company”), a SPAC® organized for the purpose of acquiring an operating entity in the PRC, announced today that it is unaware of any internal developments that might have resulted in both the decline in its share price and significant increase in trading volume on September 18, 2006. Chardan North suspects that yesterday’s trading activity was related to an announcement made by one of the Company’s institutional shareholders (a large hedge fund) regarding significant losses in that holder’s energy-related investments following a dramatic move in natural gas prices.

Additional information regarding Chardan North and its proposed acquisition is available in the Form S-4/A filed with the Securities and Exchange Commission on September 1, 2006.

About Chardan North and HollySys

Chardan North China Acquisition Corp. is a blank check company incorporated in March 2005 to acquire an operating business based north of the Yangtze River in the People's Republic of China (“PRC”). On February 2, 2006, the Company announced a definitive stock purchase agreement pursuant to which it will acquire a controlling interest in Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as “HollySys”). HollySys has become one of the leading automation systems providers in the PRC, developing a number of core technologies and completing over 3000 projects utilizing a wide array of automation products.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North, HollySys and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government

Chardan North China Acquisition Corp.	Page 2
September 19, 2006

regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, and the registration statement on Form S-4 (Reg. No. 333-132826) . The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information contained in this press release.

In connection with the pending transaction, HLS Systems International Ltd. (“HLS Systems”) has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North’s participants will be available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.

######